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                               [LORAL SPACE LOGO]

                     SUPPLEMENT NO. 1 DATED MARCH 22, 2001
                                       TO
                               OFFER TO EXCHANGE
                            SHARES OF COMMON STOCK,
                           PAR VALUE $0.01 PER SHARE
                                      FOR

                             OUTSTANDING SHARES OF
          6% SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2007 (MANDATORILY EXCHANGEABLE INTO CONVERTIBLE PREFERRED STOCK)

                         ------------------------------

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 5, 2001, UNLESS EXTENDED (THE "EXPIRATION DATE").

     We hereby amend our Offer to Exchange dated February 22, 2001, and together with the accompanying Letter of Transmittal, pursuant to which we have offered to exchange (the "Exchange Offer") shares of our Common Stock, par value $0.01 per share ("Common Stock") for each outstanding share of 6% Series D Convertible Redeemable Preferred Stock due 2007 ("Preferred Stock"), validly tendered. Capitalized terms are used herein with the meanings given in the Offer to Purchase.

     WE ARE NOT AND OUR BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF PREFERRED STOCK. YOU MUST MAKE THE DECISION WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     The Exchange Offer is hereby amended as follows:

     INCREASE IN AMOUNT OF SHARES OF COMMON STOCK OFFERED FOR EACH SHARE OF PREFERRED STOCK TENDERED. The consideration for each share of Preferred Stock tendered pursuant to the Offer to Exchange shall be increased to an amount equal to 5.7 shares of Common Stock.

     EXTENSION OF EXPIRATION DATE. The expiration date for the Exchange Offer is extended to Thursday, April 5, 2001 at 5:00 p.m., New York City time, unless further extended.

     Conditions. In addition to the conditions to the Exchange Offer set forth in the Offer to Exchange under the caption "THE EXCHANGE OFFER -- Conditions", the Exchange Offer is now further conditioned upon not less than 50% of the outstanding shares of Preferred Stock being validly tendered for exchange and not withdrawn prior to the Expiration Date. Accordingly, the section of the Offer to Exchange entitled "THE EXCHANGE OFFER -- Conditions" is hereby amended and restated in its entirety to read as follows:

        "CONDITIONS

          Notwithstanding any other provision of this Offer to Exchange or the Letter of Transmittal, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and may terminate, extend or amend the Exchange Offer if:

             (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries;
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             (b) any change or any development involving a prospective change in our business or our financial affairs or in that of any of our subsidiaries has occurred which, in our reasonable judgment, makes it impracticable or inadvisable to proceed with the Exchange Offer or impair the contemplated benefits of the Exchange Offer to us;

             (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us;

             (d) any governmental approval has not been obtained, which approval we, in our reasonable discretion, shall deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

             (e) 50% of the outstanding shares of the Preferred Stock are not validly tendered and not withdrawn before the Expiration Date.

          The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the respective right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

          If we determine in our reasonable discretion that any of the conditions are not satisfied, we may

             (1) refuse to accept shares of Preferred Stock and return all tendered shares to the tendering holders,

             (2) extend the Exchange Offer and retain all shares of Preferred Stock tendered prior to the Expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw their tendered shares (see "-- Withdrawal of Tenders") or

             (3) waive the unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered shares of Preferred Stock which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, we will promptly disclose this waiver by means of an Offer to Exchange supplement that will be distributed to the record holders of Preferred Stock. We will also extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the record holders, if the Exchange Offer would otherwise expire during such five to ten business day period."

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                 The Exchange Agent for the Exchange Offer is:

                              THE BANK OF NEW YORK

           By Mail:               By Facsimile Transmission:     by Hand or Overnight Courier:
 Tender & Exchange Department     (For eligible Institutions     Tender & Exchange Department
          P.O. 11248                         only)                    101 Barclay Street
     Church Street Station              (212) 815-6213             Receive & Deliver Window
    New York, NY 10286-1248                                           New York, NY 10286
                                  For Confirmation Telephone:
                                        (212) 815-6156

                             THE INFORMATION AGENT:

                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010
                 Inside the U.S. call toll-free (800) 322-2885
                                       or
                 Outside the U.S. call (212) 929-5500 (collect)

     Additional copies of the Offer to Exchange, this Supplement, the Letter of Transmittal or other Exchange Offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent as set forth above. Holders may also at the telephone numbers or address set forth below. A Holder may also contact the Dealer Manager at its telephone numbers set forth below or such Holder's broker, dealer. commercial bank, trust company or other nominee for assistance concerning the Offer.

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